 Exhibit 6.3

PLAN AND AGREEMENT OF MERGER

DATED

November 16, 2020

AMONG

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC

AND

Fundrise National For-Sale Housing eFund, LLC

AND

Fundrise For-Sale Housing eFUND – Washington DC, LLC

PLAN AND AGREEMENT OF MERGER

This Plan and Agreement of Merger (this “Agreement”) is dated as of November 16, 2020 between Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, a Delaware limited liability company (“LA eFund”), Fundrise National For-Sale Housing eFund, LLC, a Delaware limited liability company (“National eFund”), and Fundrise For-Sale Housing eFUND – Washington DC, LLC, a Delaware limited liability company (the “DC eFund” and, together with LA eFund and National eFund, the “Merger Parties” and each individually a “Merger Party”).

Whereas, LA eFund, National eFund, and DC eFund are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”);

Whereas, pursuant to the operating agreement of each of the Merger Parties (each an “Operating Agreement”), the Merger (as defined below) only requires the approval of the Manager and C Thomson Ross (the “Independent Representative”), both of which have approved the Merger as of the date of this Agreement;

Whereas, the Manager and the Independent Representative have determined that it is in the best interests of the Merger Parties and their respective shareholders for the Merger Parties to combine their businesses by way of a merger (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “Act”);

Whereas, the Manager and the Independent Representative have each taken all actions required for the execution of this Agreement by the Merger Parties, and to approve the consummation by the Merger Parties of the transactions contemplated hereby;

Whereas, the Merger Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers; and

WHEREAS, for U.S. federal income tax purposes, (i) the Merger is intended to be treated as an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3), whereby each of National eFund and DC eFund shall be deemed to contribute all of its respective assets and liabilities to LA eFund in exchange for LA eFund shares, immediately followed by each of National eFund and DC eFund being deemed to distribute those LA eFund shares to its respective shareholders in liquidation of National eFund and DC eFund, respectively, and (ii) the resulting partnership shall be considered a continuation of the LA eFund.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the Merger Parties agree as follows:

Article 1

THE MERGER

1.1              The Merger. At the Effective Time (as defined below), National eFund and DC eFund shall both be merged into LA eFund, which shall be the surviving entity of the Merger. Except as specifically provided in this Agreement, when the Merger becomes effective, (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of LA eFund shall continue unaffected and unimpaired by the Merger, (ii) the separate existence of each of National eFund and DC eFund shall terminate, and its respective real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises shall be merged into LA eFund, and (iii) the Merger shall have the other effects specified in Section 209 of the Act.

1.2              Transfer of LA eFund Shares. At the Effective Time described below, LA eFund shall issue (i) to National eFund 0.95 common share(s) of LA eFund for each issued and outstanding common share of National eFund (the “National Exchange Ratio”), and (ii) to DC eFund 0.87 common share(s) of LA eFund for each issued and outstanding common share of DC eFund (the “DC Exchange Ratio”, and together with the National Exchange Ratio, the “Exchange Ratios” and each individually an “Exchange Ratio”). The parties acknowledge that the Exchange Ratios were calculated based on the projected net asset value (“NAV”) per share, as of the Merger Date (as defined below), of a National eFund common share or a DC eFund common share, as the case may be, divided by the projected NAV per share, as of the Merger Date, of a LA eFund common share, as determined in accordance with the Operating Agreements of each of the Merger Parties. At the discretion of the Manager, if there has been a material change in the NAV per share of the Merger Parties prior to the Merger Date, the Manager, in its discretion, may revise either or both Exchange Ratios with the approval of the Independent Representative.

1.3              Distribution to National eFund Shareholders and DC eFund Shareholders. Immediately following the Effective Time, each of National eFund and DC eFund shall distribute the common shares of LA eFund transferred under Section 1.2 to its respective shareholders in accordance with the terms of its respective Operating Agreement. Such distribution shall be reflected for each National eFund shareholder and each DC eFund shareholder (i) on the books and records of LA eFund and its transfer agent, Computershare, Inc. and (ii) under such shareholder’s individual account on the online investment platform www.fundrise.com. Shareholders of National eFund and/or DC eFund receiving shares of LA eFund through the distributions described in this Section 1.3 shall be admitted as shareholders of LA eFund according to the terms of the LA eFund Operating Agreement.

1.4              Dissolution of National eFund and DC eFund. Following the distribution to National eFund shareholders and DC eFund shareholders described in Section 1.3, the Manager shall dissolve National eFund and DC eFund in accordance with the terms of their respective Operating Agreements.

1.5              Tax Treatment. For U.S. federal income tax purposes, (i) the Merger is intended to be treated as an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3), whereby each of National eFund and DC eFund shall be deemed to contribute all of its respective assets and liabilities to LA eFund in exchange for LA eFund shares, immediately followed by each of National eFund and DC eFund being deemed to distribute those LA eFund shares to its respective shareholders in liquidation of National eFund and DC eFund, respectively, and (ii) the resulting partnership shall be considered a continuation of the LA eFund.

1.6            Redemption Plans of Merger Parties.

(a)   Shareholders of LA eFund, National eFund, and DC eFund may continue submitting redemption requests in accordance with the terms of their respective redemption plans as described in their respective offering statement that was most recently qualified by the SEC. Each of National eFund and DC eFund may suspend accepting redemption requests up to two weeks prior to the Effective Date for administrative reasons and will file any updates to its redemption plan on the SEC’s EDGAR website. Outstanding LA eFund redemptions, National eFund redemptions and/or DC eFund redemptions that are not otherwise eligible for redemption on the Merger Date under the terms of their respective redemption plans because they have not met the waiting period requirement shall nonetheless be accelerated and processed in connection with the Merger prior to the Effective Time.

(b)   After the Merger, former holders of National eFund shares and DC eFund shares shall be subject to LA eFund’s redemption plan with respect to their LA eFund shares received in the Merger, which plan has terms identical to those of the National eFund and DC eFund redemption plans.

1.7              Application of LA eFund Provisions to National eFund and DC eFund Shareholders. Upon completion of the Merger, the former shareholders of National eFund and/or DC eFund shall be subject to (i) all the rights and obligations of shareholders under the LA eFund Operating Agreement and (ii) the terms of (x) the Arbitration Provision, (y) Waiver of Court and Jury Rights and (z) Waiver of Section 18-305 Rights, each as set forth in the LA eFund subscription agreement and described in the Offering Statement (as defined below).

Article 2

EFFECTIVE TIME OF MERGER

2.1              Date of the Merger. The Merger shall take place on a date mutually agreed to by all the Merger Parties (the “Merger Date”), on or as soon as is practicable after the qualification by the SEC of an offering statement on Form 1-A filed by the LA eFund providing information with respect to the Merger (the “Offering Statement”), and after all of the conditions in Article 5 have been satisfied or waived by all of the Merger Parties. The Merger Date may be changed with the consent of all of the Merger Parties.

2.2              Execution of Certificate of Merger. LA eFund shall execute a certificate of merger (the “Certificate of Merger”) substantially in the form of Exhibit A and each of National eFund and DC eFund shall cause the Certificate of Merger to be filed with the Secretary of State of Delaware on the Merger Date or as soon after that date as is practicable.

2.3              Effective Time of the Merger. The Merger shall become effective at 11:59 p.m. EST on the day on which the Certificate of Merger is filed with the Secretary of State of Delaware (the “Effective Time”).

Article 3

REPRESENTATIONS AND WARRANTIES

3.1              Representations and Warranties of the Merger Parties. Each of the Merger Parties represents and warrants to the other Merger Parties as follows:

(a)   Each Merger Party is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware.

(b)   Each Merger Party has all power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All actions necessary to authorize each Merger Party to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by each Merger Party and is a valid and binding agreement of each Merger Party, enforceable against the Merger Parties in accordance with its terms.

(c)   Neither the execution and delivery of this Agreement nor completion of the Merger shall violate or constitute a breach of, or result in a default under, any agreement to which each Merger Party is a party or by which any of them, or any of their properties, are bound, or any law or any order of any court or other governmental authority having jurisdiction over the Merger Party.

(d)   There are no current or pending dissolution, liquidation, forfeiture or revocation proceedings regarding each Merger Party.

(e)   There is no action pending or, to the knowledge of the Manager, threatened in writing by or before any governmental authority against any Merger Party or any officer of the Merger Parties, and no Merger Party, nor any of its respective property, is subject to any outstanding order of any governmental authority.

(f)    All of the outstanding common shares of each Merger Party are duly authorized, validly issued and fully paid and holders of such shares shall have no obligation to make payments or contributions to their related Merger Party or its creditors solely by reason of their ownership of such shares.

(g)   No dissenters’ or appraisal rights shall be available to the holders of common shares of the Merger Parties as a result of, or in connection with, the Merger and the other transactions contemplated by this Agreement.

3.2              Termination of Representations and Warranties. The representations and warranties in this Article 3 shall terminate at the Effective Time, and no Merger Party or other person shall have any rights or claims as a result of any of those representations and warranties after the Effective Time.

Article 4

ACTIONS PRIOR TO THE MERGER

4.1              Activities of National eFund and DC eFund Until Effective Time. From the date of this Agreement until the Effective Time, each of National eFund and DC eFund shall, and shall cause each of its respective subsidiaries to:

(a)   operate its business in the ordinary course and in a manner consistent with the manner in which it is being operated at the date of this Agreement; and

(b)   take all reasonable steps available to it to maintain the goodwill of its business.

4.2              Efforts Regarding Merger. Each Merger Party shall use its best efforts to cause the Merger to take place on the Merger Date, or as soon after that date as is practicable.

Article 5

CONDITIONS TO THE MERGER

5.1              Conditions to Parties’ Obligations. The obligations of each of the Merger Parties to complete the Merger are subject to the following conditions (which any Merger Party may waive as to itself, but not as to any other Merger Party):

(a)   the approval of the Merger by the Manager and Independent Representative, each of which has been obtained;

(b)   no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect;

(c)   the SEC has qualified the Offering Statement;

(d)   as of the date of this Agreement and the Effective Time, there are no state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on any Merger Party. “Material Adverse Effect” is defined as any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of any Merger Party, taken as a whole, or (ii) the ability of each Merger Party to perform its obligations under this Agreement or to consummate the Merger;

(e)   the representations and warranties set forth in Article 3 are true and correct in all respects, in each case as of the date of this Agreement and the Effective Time, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on any Merger Party; and

(f)    the Merger Parties have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them.

5.2              No Fairness or Legal Opinions. The Merger Parties shall not be required to deliver any opinions from legal counsel or financial advisors in connection with the Merger.

Article 6

TERMINATION

6.1              Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time (even though the Manager and the Independent Representative have approved the Merger) by mutual consent of all of the Merger Parties in a written instrument.

6.2              Effect of Termination. If this Agreement is terminated pursuant to this Article 6, after this Agreement is terminated, none of the Merger Parties shall have any further rights or obligations under this Agreement. Nothing contained in this Section shall, however, relieve any Merger Party from liability for a breach of this Agreement which occurs before this Agreement is terminated.

Article 7

GENERAL

7.1              Expenses. If the Merger is consummated, LA eFund shall pay its own expenses and assume, pursuant to the Merger, the expenses of both National eFund and DC eFund in connection with the transactions that are the subject of this Agreement, including legal fees and disbursements. If the Merger does not occur, the expenses of the Merger shall be allocated to each Merger Party in direct proportion to each Merger Party’s most recently announced NAV per share.

7.2              Indemnification for Prior Acts. LA eFund shall honor, and shall not amend or modify for at least six years after the date of this Agreement, any obligations of any Merger Party, or any of its subsidiaries, to indemnify the Manager or the Independent Representative (each an “Indemnified Party”) with respect to matters which occur prior to the Effective Time. The provisions of this Section 7.2 are intended to be for the benefit of, and shall be enforceable by, Indemnified Parties.

7.3              Press Releases. The Manager shall make all decisions regarding whether to issue, and the substance of, any press releases or other public statements with respect to this Agreement or the Merger.

7.4              Entire Agreement. This Agreement contains the entire agreement between the Merger Parties relating to the transactions that are the subject of this Agreement, and all prior negotiations, understandings and agreements between the Merger Parties are superseded by this Agreement. None of the Merger Parties have relied on any representations, warranties, understandings or agreements concerning the transactions that are the subject of this Agreement other than those expressly set forth in this Agreement.

7.5              Benefit of Agreement. This Agreement is for the benefit of the parties to it, their respective successors and any permitted assigns. Except as stated in Section 7.2, this Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the parties, their respective successors and any permitted assigns.

7.6              Assignments. Neither this Agreement nor any right of any party under it may be assigned.

7.7              Captions. The captions of the articles and sections of this Agreement are for convenience only, and do not affect the meaning or interpretation of this Agreement.

7.8              Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and shall be deemed given when it is delivered in person or sent by facsimile or electronic mail (with proof of receipt at the required facsimile number or email address), on the business day after the day on which it is delivered to a major nationwide overnight delivery service with instructions to make next business day delivery, or on the third business day after the day on which it is mailed by first class mail from within the United States of America, addressed as follows:

If to any Merger Party:

Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
Fundrise National For-Sale Housing eFund, LLC
Fundrise For-Sale Housing eFUND – Washington DC, LLC
Attn: Bjorn Hall
11 Dupont Circle NW, 9th FL,
Washington, District of Columbia 20036
email: bjorn@fundrise.com

with a copy to:

Mark Schonberger, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Email: mschonberger@goodwinlaw.com

7.9              Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of laws principles that would apply the laws of any other jurisdiction.

7.10          Amendments. This Agreement may be amended by, but only by, a document in writing signed by all of the Merger Parties.

7.11          Counterparts. This Agreement may be executed in two or more counterparts, some of which may contain facsimile signatures of some of the parties. Each of those counterparts shall be deemed to be an original copy of this Agreement, but all of them together shall constitute one and the same agreement.

(Signatures on following page)

IN WITNESS WHEREOF, each of the Merger Parties has executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC

By:	Fundrise Advisors, LLC, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Fundrise National For-Sale Housing eFund, LLC

By:	Fundrise Advisors, LLC, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Fundrise For-Sale Housing eFUND – Washington DC, LLC

By:	Fundrise Advisors, LLC, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

EXHIBIT A

CERTIFICATE OF MERGER
OF
Fundrise National For-Sale Housing eFund, LLC
(a Delaware limited liability company)

and

Fundrise For-Sale Housing eFUND – Washington DC, LLC

(a Delaware limited liability company)
with and into
Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC
(a Delaware limited liability company)

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, a Delaware limited liability company, does hereby certify:

FIRST: The name and state of formation of each constituent limited liability company to this merger are as follows:

Name	Jurisdiction
Fundrise National For-Sale Housing eFund, LLC	Delaware
Fundrise For-Sale Housing eFUND – Washington DC, LLC	Delaware
Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC	Delaware

SECOND: An Agreement and Plan of Merger, dated as of November 16, 2020 (as amended, restated, modified or supplemented from time to time, the "Merger Agreement"), by and among Fundrise National For-Sale Housing eFund, LLC, a Delaware limited liability company, Fundrise For-Sale Housing eFUND – Washington DC, LLC, a Delaware limited liability company, and Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, a Delaware limited liability company, has been approved, adopted, certified, executed and acknowledged by each of the constituent limited liability companies in accordance with Section 18-209 of the Delaware Limited Liability Company Act.

THIRD: The limited liability company surviving the merger is Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, a Delaware limited liability company (the "Surviving LLC").

FOURTH: The merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

FIFTH: The executed Merger Agreement by and among the aforesaid parties thereto is on file at the office of the Surviving LLC at 11 Dupont Circle NW, 9th Floor, Washington, District of Columbia, 20036. A copy will be furnished by the Surviving LLC, upon request and without cost, to any member of the merging limited liability companies.

IN WITNESS WHEREOF, the Surviving LLC has caused this Certificate of Merger to be executed in its corporate name this       day of November, 2020.

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC

By: Fundrise Advisors, LLC, its manager

By:
Name:
Title: